

April 29, 2011

Via Facsimile
Faith Forbis
Chief Financial Officer
NowAuto Group, Inc.
2090 East University, Suite 112
Tempe, AZ 85281

> **Re:** **NowAuto Group, Inc.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed April 27, 2011**
> **File No. 0-50709**

Dear Ms. Forbis:

We have reviewed your amendment filed April 27, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Item 4.01 Form 8-K Filed April 27, 2011

1.   We read your response to comment two from our letter dated April 7, 2011 that you do not believe that your material weakness is a reportable event. As discussed in Question 111.04 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, a "material weakness" is defined as "a deficiency, or combination of deficiencies, in internal control over financial reporting…such that there is a reasonable possibility that a material misstatement of the registrant's annual or interim financial statements will not be prevented or detected on a timely basis." Advising the registrant that there is a material weakness in internal control over financial reporting is, for purposes of Item 304(a)(1)(v)(A), equivalent to advising the registrant that the "internal controls necessary for the registrant to develop reliable financial statements do not exist." Consequently, if

the former principal accountant advised the registrant that there was a material weakness, then the registrant has a reportable event under Item 304(a)(1)(v)(A). Please disclose this reportable event, and please also disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter of each reportable event with Semple, Marchal & Cooper LLP and (ii) whether you authorized Semple, Marchal & Cooper LLP to respond fully to inquiries of the successor accountant concerning the subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

2. We note your response to comment four from our letter dated April 7, 2011. However, in your amended Form 8-K filed on April 27, 2011 you have still referred to Regulation S-B in the last paragraph. Please revise your disclosure so that you refer to the applicable rules, in this instance Item 304 of Regulation S-K, and confirm that you will not apply Regulation S-B or refer to Regulation S-B in future filings.

3. Please file an <u>updated</u> letter from Semple, Marchal & Cooper LLP as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. In this regard, we note that this Form 8-K/A contains the same letter from Semple, Marchal & Cooper LLP as was provided in your Item 4.01 Form 8-K filed on April 1, 2011. Please note that an updated letter is needed to indicate whether your former auditors agree with the revised disclosures contained in your amended Form 8-K.

You may contact Lisa Sellars at (202) 551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief